UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-38954

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LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly Held Company

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

MATERIAL FACT

LINX S.A. (B3: LINX3; NYSE: LINX) in compliance with the provisions of Article 157, paragraph 4, of Law No. 6.404, as amended and in force, and CVM Instruction No. 358, as amended, hereby informs the public of the acquisition in equity interest of 40% of the shares that make up the capital stock of Neostore Desenvolvimento de Programas de Computadores SA (“Neomode”), through the execution today of the Investment Agreement between the Shareholders of Neomode and Linx Sistemas e Consultoria Ltda. (“Linx”), wholly owned subsidiary of Linx S.A.

Founded in 2016, Neomode offers a sales channel and white label commerce app platform with agnostic integrator to Enterprise Resource Planning (ERP), Point of Sale (POS), e-commerces and gateways with cloud-based solutions. The main objective is the development and supply of solutions that integrate online channels and physical stores in the omnichannel concept using its application and integrator. The business model is based on recurring revenue (SaaS), consisting of monthly fees and transaction volume. It currently has more than 3,330 physical stores in the “click and collect, delivery and drive thru” system. Neomode's estimated revenue for 2021 is R$7.5 million.

For the minority interest, Linx will pay the total of R$7.0 million after the analysis and approval of this transaction by the Administrative Council for Economic Defense – CADE. Linx clarifies that the investment in Neomode is subject to compliance with certain suspensive conditions provided for in the Investment Agreement, including the approval of the transaction by CADE. Until this approval takes place, Linx and Neomode will continue to operate independently.

This is another step by Linx to strengthen omnichannel solutions focused on small and medium retailers from different verticals, a great growth opportunity for the Company. In this case, the rationale is to strengthen the end-to-end platform already offered by Linx and the ship-from-store, drive-thru and buy online pick-up in store (BOPIS) strategy for these retail segments, also encompassing different cross-sell opportunities in Linx Core, Linx Digital.

The acquisition was approved by the Company's Board of Directors on the date of signature of the Agreement, pursuant to article 23, item (xxvii) of the Company's Bylaws, and the hypotheses provided for in article 256 of the Brazilian Corporation Law were not verified. The Company will keep its shareholders and the market in general informed about the progress of the notification before CADE.

São Paulo, July 2, 2021.

Rafael Martins Pereira

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2021

Linx S.A.

By: /s/ Rafael Martins Pereira

Name: Rafael Martins Pereira

Title: Investor Relations Officer